United States Department of the Interior

BUREAU OF LAND MANAGEMENT

California State Office
2800 Cottage Way, Suite W1623
Sacramento, CA 95825
www.blm.gov/ca

APR 0 1 2015

In Reply Refer to:
CACA 055827
2800 (CA930)P

Scott Slater
Cadiz, Inc.
550 South Hope Street, Suite 2850
Los Angeles, CA 90071

Dear Mr. Slater:

This letter is to inform you of BLM's progress on the evaluation of the proposed Cadiz Valley Water Conservation, Recovery, and Storage Project (Project) according to Instructional Memorandum 2014-122, *Evaluation of Activities within Railroad Rights-of-Way Granted under the General Railroad Right-of-Way Act of March 3, 1875* (the Act).

As you are aware, the BLM must make a case-by-case evaluation of the specific conditions of a proposed activity within railroad rights-of-way granted under the Act. As the proposed Project is complex, BLM is currently finalizing the assembly of all pertinent information, and is determining which federal parties (BLM Washington Office, State Office, etc.) need to be involved. The BLM California State Office anticipates presenting an evaluation and determination, based on the findings, to the BLM Washington Office for review and approval by the end of summer.

I would also like to make you aware of BLM California's new Associate Deputy State Director for the Natural Resources Division, Danielle Chi. Danielle replaces Sandra McGinnis as your primary contact through this evaluation process. We ask that you please provide all future correspondence by mail and in writing through Danielle at the address listed above.

Thank you for your time.

Sincerely,

James G. Kenna
State Director